 December 11, 2009

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jessica Plowgian, Attorney – Adviser

Re:	VIASPACE Green Energy, Inc. Amendment No. 6 to Form S-1 Filed November 25, 2009 File No. 333-159717

Dear Ms. Plowgian:

On behalf of VIASPACE Green Energy, Inc.  (the “Company” or “VIASPACE”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated December 3, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Prospectus Summary, page 7

1.
We note your response to comment two from our letter dated November 23, 2009. It is not clear why you believe that Mr. Chang's transfer of the remaining 30% interest in IPA BVI is not conditioned upon his receipt of the cash payment when both are scheduled to occur at the second closing. Clarify why the 30% interest in IPA BVI has not been transferred to the company and whether it will be prior to payment of the cash owed to Mr. Chang.

Response:  We have clarified the Registration Statement to expressly state that the remaining 30% of IPA BVI will be transferred at the second closing, or the date when the second closing was intended to occur.  The Company has revised the registration statement to indicate that the 30% will be transferred on or before January 15, 2010.

2.
We note your response to comment two from our letter dated November 23, 2009 and the revised disclosure on pages eight and 50 reflecting your belief that the closing conditions to VIASPACE, Inc. and your obligations to consummate the second closing have been satisfied. However, your disclosure on page seven and your response dated November 20, 2009 to comment one from our letter dated November 10, 2009 each indicate that certain of the closing conditions cannot be satisfied until the closing. Therefore, revise your disclosure to indicate, if true, that you and VIASPACE, Inc. have each agreed to waive any unsatisfied closing conditions regardless of whether the second closing occurs. Alternatively, please revise your disclosure as previously requested to reflect the possibility that if the second closing does not occur you may be required to return the equity securities representing your 70% interest in IPA BVI to Mr. Chang.

Response:  Both VIASPACE and VGE have waived the closing conditions and we have revised the disclosure accordingly in the registration statement.

3.
Clarify whether the company has complete control over the assets of IPA BVI. Confirm through clarifying disclosure that there is no restriction on the company's ability to transfer or capitalize on the assets of IPA BVI prior to payment of the cash owed to Mr. Chang.

Response:  VGE has complete control over the assets of the IPA BVI through its ownership position and the Registration Statement has been amended to disclose that there is no restriction on the Company’s ability to transfer or capitalize on such assets prior to payment of the cash owed to Mr. Chang.

4.
The prospectus does not reflect the additional disclosure proposed -in your response dated November 20, 2009 to comment two from our letter dated November 10, 2009. Please revise your disclosure to quantify the amount (including interest) VIASPACE, Inc. owed to Mr. Chang as of a recent date.

Response: The Registration Statement has been revised to disclose that as of 9/30, the entire amount owed to Chang from VIASPACE is $5.155 million which includes $355,000 in interest.

Risk Factors, page 13

5.      We note your response to comment five from our letter dated November 23, 2009. Even though the company itself is not obligated to make the cash payment to Mr. Chang, VIASPACE Inc.'s ability to make that payment is relevant to the company since it determines whether or not the second closing occurs. Therefore, as previously requested, please include a risk factor highlighting the uncertainty that the cash payment will be raised.

Response:  We have added a risk factor to disclose the risk if VIASPACE does not make such payment.

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We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Ryan Hong
Ryan Hong, Esq.